UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                No    ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated January 25, 2021.

City of Buenos Aires, January 25, 2021

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A.

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

C1041AAE City of Buenos Aires

Ref.: Summary of Extraordinary General Meetings of Holders of Negotiable Obligations on First Call.

Dear Sirs:

In accordance with the provisions of the Regulations of the National Securities Commission (Comisión Nacional de Valores) (as amended on 2013), attached you will find the summaries of the extraordinary general meetings of holders of Negotiable Obligations Class XLVII, Class XXVIII, Class XXXIX, Class LIII, Class LIV, Class I and Class XIII issued by YPF S.A., convened on first call on January 25, 2021.

Sincerely yours,

Santiago Wesenack

Investor Relations Officer

YPF S.A.

Extraordinary General Meetings of Holders of Negotiable Obligations issued by YPF S.A. convened on first call on Monday, January 25, 2021.

Summary of the Extraordinary General Meeting of Holders of Negotiable Obligations Class XLVII called at 8:30 a.m. (Buenos Aires time) and 6:30 a.m. (EST)

Due to the lack of the quorum necessary to hold the meeting, it was not possible to open the act on first call and hold the meeting.

Summary of the Extraordinary General Meeting of Holders of Negotiable Obligations Class XXVIII called at 9:00 a.m. (Buenos Aires time) and 7:00 a.m. (EST)

Due to the lack the a quorum necessary to hold the meeting, it was not possible to open the act on first call and hold the meeting.

Summary of the Extraordinary General Meeting of Holders of Negotiable Obligations Class XIII called at 9:30 a.m. (Buenos Aires time) and 7:30 a.m. (EST)

Due to the lack of the quorum necessary to hold the meeting, it was not possible to open the act on first call and hold the meeting.

Summary of the Extraordinary General Meeting of Holders of Negotiable Obligations Class XXXIX called at 10:00 a.m. (Buenos Aires time) and 8:00 a.m. (EST)

Due to the lack of the quorum necessary to hold the meeting, it was not possible to open the act on first call and hold the meeting.

Summary of the Extraordinary General Meeting of Holders of Negotiable Obligations Class LIII called at 10:30 a.m. (Buenos Aires time) and 8:30 a.m. (EST)

Due to the lack of the quorum necessary to hold the meeting, it was not possible to open the act on first call and hold the meeting.

Summary of the Extraordinary General Meeting of Holders of Negotiable Obligations Class I called at 11:00 a.m. (Buenos Aires time) and 9:00 a.m. (EST)

Due to the lack of the quorum necessary to hold the meeting, it was not possible to open the act on first call and hold the meeting.

Summary of the Extraordinary General Meeting of Holders of Negotiable Obligations Class LIV called at 11:30 a.m. (Buenos Aires time) and 9:30 a.m. (EST)

Due to the lack of the quorum necessary to hold the meeting, it was not possible to open the act on first call and hold the meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 25, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer